April 21, 2010	QMM: NYSE Amex
QTA: TSX Venture
NR-06-10

QUATERRA DRILLING SIGNIFICANTLY EXPANDS ACID-SOLUBLE COPPER ZONE AT MACARTHUR

VANCOUVER, B.C. — Quaterra Resources Inc. today announced that recent drilling has significantly expanded the extent of copper mineralization at its 100%-owned MacArthur copper project in the Yerington district, Nevada. A total of 19,110 feet have been drilled in 32 reverse circulation holes and three deep core holes since the program recommenced in December 2009.

The Company’s 2009-2010 reverse circulation drilling program is targeting locations on a 500 feet by 500 feet grid to extend the known resources of the project while investigating the open margins of the higher grade intercepts in undrilled areas around the MacArthur pit. The program has tested undrilled areas north and west of the pit; expanded the partially explored Gallagher area; and, has begun to delineate the extent of mineralization in the Northwest Target area located 2,500 feet northwest of the pit. An update of drill-hole intercepts through April 15, 2010, is shown in Table 1.

In-fill area
Assay results from the recent round of drilling have demonstrated the continuity of both chalcocite and primary chalcopyrite mineralization in a previously undrilled terrain north and west of the oxide resource at the MacArthur Pit. Drill holes QM-94, 95, 96, 97 and 98, located along an east west section approximately 1,000 feet north of the pit, intersected copper over a strike length of 2,000 feet with chalcocite mineralization ranging from 0.16% copper over a thickness of 70 feet to 0.50% copper over a thickness of 45 feet. This zone is underlain by chalcopyrite mineralization averaging about 0.25% copper over a thickness of 20 to 105 feet.

Gallagher area
In the Gallagher area, 2,000 feet west of the MacArthur Pit, drilling has identified new oxide and chalcocite mineralization in six shallow holes over an area of 1,500 feet by 1,000 feet (holes QM-90, 91, 105, 106, 112 and 113). The zone remains open to the west, south and northwest. Drill hole QM-90 intersected 290 feet averaging 0.22% copper from the surface as oxide and mixed oxide with chalcocite. QM-106, the southernmost of the Gallagher holes, intersected copper oxide, chalcocite and chalcopyrite over a thickness of 20 feet averaging 0.77% copper at a depth of 185 feet and a thickness of 70 feet averaging 0.40% copper at a depth of 220 feet.

Northwest Target area
Drill hole QM-120 located 2,500 feet northwest of the pit, intercepted a thickness of 100 feet averaging 0.47% copper at a depth of 285 feet. The mineralization consists of chalcocite coatings on chalcopyrite. The zone remains open to the west, north and to depth. QM-120 is located approximately 1,000 feet southwest of QM-60 which intercepted similar chalcocite and chalcopyrite mineralization grading 0.38% copper over 260 feet starting at a depth of 140 feet. Mineralization and alteration at the Northwest Target is characteristic of both secondary and porphyry-style primary copper mineralization within a zone that has been recognized in four widely-spaced historical holes that returned up to 0.5% copper over 50 feet starting at a depth of 600 feet.

“We are expecting a significant increase in MacArthur’s inferred copper resources as a result of this program,” says Eugene Spiering, Quaterra’s VP Exploration. “The strength and areal extent of mineralization in the Gallagher and Northwest Target areas present compelling cases for a continuation of step-out drilling in both areas.”

North Porphyry Target
Quaterra’s recent drilling program also included a test of the North Porphyry Target at an undrilled location 2,500 feet north of the MacArthur pit. The North Porphyry Target was identified by three earlier Quaterra drill holes that intersected porphyry copper style sulfide mineralization below the low-angle MacArthur fault zone over a strike length of 1,000 feet along the northernmost drill fence at that time:

QM-68:  1.19% copper over a thickness of 110 feet at a depth of 485 feet.
QM-70:  0.82% copper over a thickness of 60 feet at a depth of 420 feet.
QM-72:  1.20% copper over a thickness of 15 feet at a depth of 770 feet.

Quaterra followed up these intercepts with an Induced Potential-Resistivity (IPR) survey during the fall of 2009 that identified five prospective targets north and northwest of the mineralized QM-68, 70, and 72 drill fence.

Quaterra staff, assisted by consultant geologist John Proffett, a porphyry copper and Yerington district expert, then combined geology and geophysical data to select three targets for core drilling with rotary pre-collars. Hole QM-100, located 1,400 feet north of QM-68, intercepted porphyry-style chalcopyrite/biotite-chlorite veining at a depth 1,203 feet that assayed 0.58% copper  over a thickness of 65 feet below the shallow-dipping MacArthur fault zone. QM-109, spotted on an IPR anomaly, failed to reach projected depth due to fractured, caving ground while QM-99 intersected massive pyrite impregnated breccia and scattered zones of secondary biotite and chlorite alteration; common elements of a porphyry system.

The North Porphyry target, now supported by significant intercepts in four drill holes over an area of 3000 feet by 1000 feet, remains open in three directions and to depth.  Four IPR targets, located north or west of the existing drilling, have yet to be tested.  Significant porphyry-style alteration including potassic feldspar flooding-pyrite veining, particularly around the ore intercept of hole QM-100, indicate that Quaterra’s exploration program is penetrating the margins of a previously unrecognized porphyry center.

Exploration maps associated with this news release are posted on the Quaterra website. An update of drill-hole intercepts through April 15, 2010, is attached to this news release. A complete table of drill-hole intercepts is posted on the Company’s website.

Eugene D. Spiering is the Qualified Person with Quaterra Resources responsible for the preparation of this news release.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,

“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995.  These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof.  The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website [or press release], such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 40-F which can be requested from us, and is available on our website at www.quaterra.com and at www.sec.gov/edgar.shtml.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at ph: 1-888-456-1112, 604-681-9059 or email: corpdev@quaterra.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider or the NYSE Amex have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Table 1

	QUATERRA RESOURCES INC.
	MacArthur Copper Project
	Drill Hole intercepts
	December 4, 2009 through April 16, 2010

		Angle	Total	From	To	Thickness	Total Cu
	Drill Hole	Brg / Dip	Depth	feet	feet	feet	%

	QM-086	0º/-90º	400.0		No assays above cut-off

	QM-087	0º/-90º	500.0		No assays above cut-off

	QM-088	180º/-60º	480.0	115	240	125	0.40
	including			150	175	25	1.18
				255	335	80	0.34

	QM-089	0º/-90º	800.00	145	155	10	0.10
				190	210	20	0.23

	QM-090	0º/-90º	430.00	20	70	50	0.29
				90	240	150	0.24
				270	290	20	0.18

	QM-091	0º/-90º	600.00	70	110	40	0.21
				140	150	10	0.53
				230	240	10	0.36

	QM-092	0º/-90º	400.00	110	120	10	0.28
				235	250	15	0.16

	QM-093	0º/-90º	400.00	70	85	15	0.13

	QM-094	0º/-90º	500.00	20	30	10	0.15
				165	175	10	0.16
				310	335	25	0.32
				395	405	10	0.25
				430	440	10	0.45

	QM-095	0º/-90º	400.00	95	140	45	0.13

	QM-096	0º/-90º	440.00	165	210	45	0.50
				230	270	40	0.26

	QM-097	0º/-90º	580.00	190	210	20	0.45
				370	380	10	0.24
				405	510	105	0.28

	QM-098	0º/-90º	570.00	140	150	10	0.27
				250	320	70	0.16
				350	385	35	0.26
				425	500	75	0.23

*	QM-099	0º/-90º	1529.00		No assays above cut-off

*	QM-100	0º/-90º	1965.00	195	225	30	0.15
				1203.5	1268.5	65	0.58

	QM-101	0º/-90º	625.00	225	235	10	0.12
				425	435	10	0.56
				465	495	30	0.11
				545	575	30	0.27

	QM-102	0º/-90º	700.00	275	295	20	0.15
				405	415	10	0.22
				445	460	15	0.33

	QM-103	0º/-90º	450.00	185	225	40	0.32
				250	265	15	0.22

	QM-104	0º/-90º	500.00	285	295	10	0.165

	QM-105	0º/-90º	405.00	170	180	10	0.45
				225	305	80	0.33

	QM-106	0º/-90º	400.00	0	30	30	0.52
				80	95	15	0.20
				125	135	10	0.36
				185	205	20	0.77
				220	290	70	0.40

	QM-107	0º/-90º	425.00	110	125	15	0.13

	QM-108	0º/-90º	355.00	95	105	10	0.32

*	QM-109	180º/-60º	1056.00	0	10	10	0.29
				350	360	10	0.11
				400	410	10	0.20

	QM-110	0º/-90º	400.00	170	195	25	0.17

	QM-111	0º/-90º	400.00	165	180	15	0.25
				195	235	40	0.16
				250	265	15	0.16

	QM-112	0º/-90º	400.00	15	165	150	0.15
				180	195	15	0.14
				315	350	35	0.35

	QM-113	0º/-90º	350.00	0	25	25	0.10
				60	200	140	0.21

	QM-114	0º/-90º	400.00		No assays above cut-off

	QM-115	0º/-90º	600.00		No assays above cut-off

	QM-116	0º/-90º	600.00	60	70	10	0.13
				330	340	10	0.10
				385	400	15	0.16

	QM-117	0º/-90º	400.00		No assays above cut-off

	QM-118	0º/-90º	350.00	60	130	70	0.13
				165	175	10	0.14
				245	280	35	0.12

	QM-119	0º/-90º	550.00	30	80	50	0.15
				395	420	25	0.12
				440	450	10	0.16

	QM-120	0º/-90º	650.00	60	70	10	0.12
				85	130	45	0.12
				200	225	25	0.22
				285	385	100	0.47
	including			295	335	40	0.91

	* denotes core hole
	All intervals calculated using 0.1% copper cutoff
	REGULATORY NOTE:

The samples from the MacArthur drilling program are prepared and assayed and by Skyline Assayers & Laboratories in Tucson, Arizona which is accredited by the American Association for Laboratory Accreditation (A2LA - certificate no. 2953.01) and by ISO17025 compliant ALS Chemex Laboratories in Sparks, Nevada.